

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 19, 2008

Mr. Jeffrey K. Berg
President, Chief Executive Officer and Director
Communications Systems, Inc.
10900 Red Circle Drive
Minnetonka, MN 55343

> **RE: Communications Systems, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-31588**

Dear Mr. Berg:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director